Exhibit 99.1
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 77811800
Press release
Rio Tinto Alcan curtails production and cuts costs in response to global economic conditions
20 January 2009
Key measures
•	A further six per cent reduction in aluminium production, bringing the total reduction to approximately 11 per cent, and close to six per cent reduction in alumina production

•	Reduction in global workforce by approximately 1100 roles (300 contractors and 800 employee roles)

•	Substantial cost reduction programmes in Rio Tinto Alcan facilities worldwide

•	Permanent closure of Beauharnois smelter in Quebec, Canada

•	Production at Vaudreuil alumina refinery in Canada to be temporarily curtailed by 400,000 tonnes

•	Expected sale of interest in Alcan Ningxia joint venture in China

•	As previously announced, the anticipated ending of smelting operations at Anglesey Aluminium joint venture in the United Kingdom in September 2009 when the current power contract expires. The impact on production and headcount is included in these figures.
Rio Tinto Alcan plans to implement further production curtailments to align production with customer demand. Further to curtailments which occurred in the fourth quarter of 2008, totalling five per cent of global production, Rio Tinto Alcan plans to reduce aluminium output by another 230,000 tonnes. This brings the total production decrease to 450,000 tonnes or approximately 11 per cent of its total annualised aluminium capacity.
There will also be a cost saving programme across all Rio Tinto Alcan regions. This is part of the global cost reduction programme announced by Rio Tinto in December 2008 as part of a series of Group wide initiatives aimed at reducing debt, conserving cash and preserving shareholder value.
“Our goal is to align production with customer demand and reduce our operating costs as much as possible. Increasing efficiency throughout our operations and streamlining our organisation will be crucial to achieving our objectives and preserving value for shareholders,” said Dick Evans, chief executive, Rio Tinto Alcan. “We are taking steps towards optimising our world class portfolio of low cost, long life assets, the majority of which are in the lowest half of the industry cost curve.”
As recently announced, Jacynthe Côté, who on 1 February 2009 will become chief executive of Rio Tinto Alcan, is in the process of carrying out a full review of Rio Tinto Alcan’s organisational structure and operating strategy in light of the current economic context. The review will be complete in early February.
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Rio Tinto Alcan is taking steps to optimise its portfolio of assets to maximise cash preservation and strengthen the overall position of the business. Rio Tinto Alcan is also reviewing expenditures and reorganising operations at higher cost facilities.
Plans are in place to reduce the workforce by approximately 1100 roles (300 contractors and 800 employee roles). In addition, substantial cost reduction programmes are being implemented across all Rio Tinto Alcan facilities.
“We realise that the measures we’re announcing today will have serious impacts on our employees and local communities. The global economic downturn has meant that we must make difficult but necessary choices for our organisation, and we will make sure that those affected are treated with fairness and respect,” said Jacynthe Côté, president and chief executive officer, Primary Metal, Rio Tinto Alcan. “We will continue to honour our commitments to employees, customers, governments, communities, and other key stakeholders.”
Rio Tinto Alcan will continue discussions with all relevant stakeholders to assist affected employees through various support programs and in full compliance with the relevant Individual and Collective Labour Agreements.
Beauharnois smelter closure
The Beauharnois smelter in Quebec, Canada, which was commissioned in 1943 and employs 220 people, will cease smelting operations by the end of the second quarter 2009. The shutdown of its 52,000 tonnes of annual production will be completed safely in a controlled and gradual manner. The smelter uses Söderberg technology, which is to be phased out of all Quebec aluminium smelters by 2015 in accordance with environmental regulations.
Rio Tinto Alcan’s regional industrial development team will continue working with local stakeholders to support sustainable future industrial development and investigate business options for the facility, which could include continued casting activities.
Aluminium production curtailments
In 2008, Rio Tinto Alcan began a series of production curtailments at the Dunkerque (France), Lochaber (United Kingdom), Lynemouth (United Kingdom), and Saint-Jean-de-Maurienne (France) smelters and at its SORAL (Norway) joint venture. Further production curtailments will be progressively implemented at Saint-Jean-de-Maurienne.
Gradual aluminium production curtailments will also be implemented at selected smelters in the Rio Tinto Alcan network by temporarily not relining pots that come to the end of their useful life.
Bauxite and Alumina production curtailments
The Vaudreuil refinery in Canada will curtail its production of alumina by 25 per cent or approximately 400,000 tonnes. Similarly, as a result of current European market conditions for non-metallurgical grade alumina, Rio Tinto Alcan will curtail production at the Gardanne refinery in France by 15 per cent or approximately 105,000 tonnes. These production curtailments will result in a six per cent reduction of global annual capacity.
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Other measures affecting production capacity
Also included in the total 11 per cent reduction in aluminium production capacity are the following:
•	Reduced capacity at Tiwai Point (New Zealand) due to equipment failure

•	Reduced production due to energy supply issues at Alucam (Cameroon)

•	The expected sale of Rio Tinto Alcan’s 50 per cent interest in an aluminium smelter in the Ningxia province of China

•	As recently announced, due to unsuccessful power negotiations, the anticipated ending of smelting operations at Anglesey Aluminium Metal at the end of September 2009 when its current power contract expires.
Furthermore, the Centre de produits cathodiques in Jonquière, Quebec, Canada will reduce its carbon operations by 50 per cent and one of the seven anode baking furnaces at Aluchemie in the Netherlands will be shut down.
Context
In December 2008, Rio Tinto announced a detailed set of measures in response to the unprecedented rapidity and severity of the global economic downturn, which has caused sharp falls in commodity prices and a significantly weaker demand outlook. These initiatives are aimed at preserving value for shareholders by conserving cashflow and reducing levels of debt.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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